Exhibit 99.1

EXECUTION COPY

SECOND AMENDING AGREEMENT
RE: THIRD AMENDED AND RESTATED CREDIT AGREEMENT

THIS AGREEMENT made as of the 13th day of May, 2019.

BETWEEN:

THE BANK OF NOVA SCOTIA,
a Canadian chartered bank

(herein, in its capacity as administrative agent of the Lenders, called the “Agent”)

— and —

THE BANK OF NOVA SCOTIA,
CANADIAN IMPERIAL BANK OF COMMERCE,
ROYAL BANK OF CANADA,
BANK OF MONTREAL,
THE TORONTO-DOMINION BANK,
NATIONAL BANK OF CANADA,
HSBC BANK CANADA,
MUFG BANK, LTD., CANADA BRANCH
BANK OF AMERICA, N.A., CANADA BRANCH,
MORGAN STANLEY BANK, N.A.,
FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC AND WELLS FARGO BANK, NATIONAL ASSOCIATION, CANADIAN BRANCH

(herein, in their capacities as lenders to the Borrower, collectively called the “Lenders” and individually called a “Lender”)

— and —

FORTIS INC.,

a corporation existing under the laws of the Province of Newfoundland and Labrador

(herein called the “Borrower”)

WHEREAS, pursuant to a third amended and restated credit agreement made as of July 31, 2017 among the Borrower, the Agent and the Lenders (as amended by a first amending agreement made as of May 11, 2018, the “Credit Agreement”), the Lenders have established a certain credit facility in favour of the Borrower;

AND WHEREAS the parties hereto wish to amend certain provisions of the Credit Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements contained herein, the parties covenant and agree as follows:

ARTICLE 1
DEFINED TERMS

1.1                               Capitalized Terms

All capitalized terms which are used herein without being specifically defined herein shall have the meaning ascribed thereto in the Credit Agreement as amended hereby.

ARTICLE 2
AMENDMENTS

2.1                               General Rule

Subject to the terms and conditions herein contained, the Credit Agreement is hereby amended to the extent necessary to give effect to the provisions of this agreement and to incorporate the provisions of this agreement into the Credit Agreement.

2.2                               Defined Terms

Section 1.1 of the Credit Agreement is hereby amended by deleting the reference to “July 30, 2023” in the definition of “Maturity Date” and substituting “July 30, 2024” therefor.

2.3                               Discontinuation of LIBOR

The following new Section 1.17 is hereby inserted directly after the existing Section 1.16 of the Credit Agreement:

“1.17 Discontinuation of LIBOR

At any time the Agent determines (which determination shall be conclusive absent manifest error) that (i) the circumstances set forth in Section 3.6 in respect of LIBOR have arisen and such circumstances are unlikely to be temporary or (ii) the circumstances set forth in Section 3.6 have not arisen but the supervisor or the administrator of LIBOR or any Governmental Authority having jurisdiction over the Agent has made a public statement identifying a specific date after which LIBOR shall no longer be used for determining interest rates for loans, then the Agent and the Borrower shall negotiate in good faith to establish an alternate rate of interest to LIBOR that gives due consideration to the then prevailing market convention for determining a rate of interest for LIBOR Loans made in Canada at such time, and upon an agreement being reached, shall enter into an amendment to this Agreement to reflect such alternate rate of interest and such other related changes to this Agreement as may be applicable.  Notwithstanding anything to the contrary in Section 14.14, such amendment shall become effective without any further action or consent of any other party to this Agreement so long as the Agent shall not have received, within five (5) Business Days of the date notice of such alternate rate of interest is provided to the Lenders, written notice from Lenders constituting the Majority Lenders stating that such Lenders object to such amendment and providing written reasons for such objection.  If such alternate rate of interest shall be less than zero, such rate shall be deemed to be zero for the purposes of this Agreement”.

2.4                               Extension of Maturity Date

Section 9.2 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“9.2                        Extension of Maturity Date

(a)                                 At any time not more than once per calendar year, the Borrower may, by written request to the Agent (for the purposes of this Section 9.2, the “Extension Request”), request that the then current Maturity Date be extended for a further period which would result in the extended Maturity Date being up to five years from the effective date of the amendment effecting such Extension Request.  A copy of the Extension Request shall be provided by the Agent to each of the Lenders in accordance with Section 14.18.  Each Lender may, in its sole discretion and regardless of whether or not there is any Default hereunder, by written notice to the Agent (for the purposes of this Section 9.2, the “Extension Response Notice”), not later than 25 days following its receipt of such Extension Request (for the purposes of this Section 9.2, the “Extension Response Period”), approve or decline the Extension Request.  If any Lender does not provide an Extension Response Notice within the Extension Response Period, such Lender shall be deemed to have declined the Extension Request.  If Lenders with Individual Commitments that in the aggregate are equal to or greater than 66

2/3% of the aggregate Individual Commitments with respect to the Credit Facility of all Lenders approve the Extension Request, the Agent shall notify the Borrower and the Lenders of such approval and confirm the new Maturity Date.  If Lenders with Individual Commitments with respect to the Credit Facility that in the aggregate are less than 66 2/3% of the aggregate Individual Commitments of all Lenders approve the Extension Request, the Agent shall notify the Borrower and the Lenders that the Maturity Date shall not be extended, and the aggregate credit outstanding under the Credit Facility, together with all accrued but unpaid interest thereon and all accrued but unpaid fees with respect thereto, shall be repaid in full by the Borrower to the Lenders on the Maturity Date.

(b)                                 If Lenders with Individual Commitments that in the aggregate are equal to or greater than 66 2/3% but less than 100% of the aggregate Individual Commitments with respect to the Credit Facility of all Lenders approve the Extension Request within the Extension Response Period (for the purposes of this Section 9.2, the “Approving Lenders”), the following shall apply:

(i)            On or before the second Business Day after the Extension Response Period, the Agent shall give written notice (for the purposes of this Section 9.2, the “Acquisition Request Notice”) to the Borrower and each Lender identifying the Approving Lenders and Lender or Lenders that have declined or are deemed to have declined the Extension Request (for the purposes of this Section 9.2, the “Declining Lenders”) and their respective Individual Commitments with respect to the Credit Facility.

(ii)                                  Any Approving Lender may, at its option, acquire all or any portion of the rights and obligations of the Declining Lenders under the Loan Documents to the extent that they relate to the Credit Facility (for the purposes of this Section 9.2, all of such rights and obligations being herein called the “Available Amount”) by giving written notice to the Agent (for the purposes of this Section 9.2, an “Acquisition Notice”) of the portion of the Available Amount which it is prepared to acquire (for the purposes of this Section 9.2, the “Desired Acquisition Amount”).  Such Acquisition Notice shall be given within 10 days following the giving of the Acquisition Request Notice (for the purposes of this Section 9.2, such deadline being herein called the “Acquisition Deadline”).  If only one Approving Lender gives an Acquisition Notice to the Agent or if more than one Approving Lender gives an Acquisition Notice to the Agent but the aggregate of their Desired Acquisition Amounts is less than or equal to the Available Amount, then each such Approving Lender shall be entitled to acquire its Desired Acquisition Amount of the rights and obligations of the Declining Lenders under the Loan Documents to the extent that they relate to the Credit Facility.  If more than one Approving Lender gives an Acquisition Notice to the Agent and the aggregate of the Desired Acquisition Amounts is greater than the Available Amount, then each such Approving Lender shall be entitled to acquire a pro rata share of the rights and obligations of the Declining Lenders under the Loan Documents to the extent that they relate to the Credit Facility, such pro rata share being determined based on the relative Desired Acquisition Amount of each such Approving Lender.  On or before the second Business Day following the Acquisition Deadline, the Agent shall give to the Borrower and each Lender a written notice identifying the Available Amount of each Declining Lender and the portion thereof available to be acquired by each Approving Lender.  Each of such acquisitions shall be completed promptly in accordance with the procedures set out in Section 15.6(c).  If the Available Amount is not completely acquired by the Approving Lenders, the Borrower may locate other Persons (for the purposes of this Section 9.2, “Substitute Lenders”) who qualify as Lenders, are satisfactory to the Agent, acting reasonably, and who acquire all or a portion of the balance of the rights and obligations of the Declining Lenders under the Loan Documents to the extent that they relate to the Credit Facility promptly in accordance with the procedures set out in Section 15.6(c).  Any outstanding credit extended by the Declining Lenders to the Borrower under the Credit Facility which is not so acquired by Approving Lenders or Substitute Lenders shall be repaid and the Individual Commitments of the Declining Lenders not so acquired shall be cancelled on the then current Maturity Date (without giving effect to the Extension Request) and the amount of the Credit Facility shall thereupon be reduced by the aggregate of the Individual Commitments so cancelled.  The Borrower shall comply with Section 8.4 in connection with any such prepayment.  As concerns any Bankers’ Acceptances or BA Rate Loans that otherwise would be subject to prepayment pursuant to this Section 9.2(b)(ii), the Borrower shall forthwith pay to the Agent an amount equal to the aggregate of the aggregate face amount of such Bankers’ Acceptances and the aggregate principal amount of such BA Rate Loans, such amount to be held by the Agent against any amount owing by the Borrower to such Declining Lenders in respect of such Bankers’ Acceptances and BA Rate Loans.  Any such amount paid to the Agent shall be held on deposit by the Agent until the maturity date of such Bankers’ Acceptances or BA Rate Loans, at which time it shall be applied against the indebtedness of the Borrower to such Declining Lenders thereunder.  While on deposit with the Agent, such amount shall bear interest at the rate applicable to short term deposits.  As concerns any Letter that otherwise would be subject to prepayment pursuant to this Section 9.2(b)(ii), the Borrower shall forthwith pay to the Agent or the Fronting Lender, as the case may be, an amount equal to the aggregate contingent liability of the relevant Declining Lenders under such Letter, such amount to be held by the Agent or the Fronting Lender, as the case may be, subject to Section 13.2.”

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1                               Representations and Warranties

To induce the Lenders and the Agent to enter into this agreement, the Borrower hereby represents and warrants to the Lenders and the Agent that the representations and warranties of the Borrower which are contained in Section 10.1 of the Credit Agreement are true and correct on the date hereof as if made of the date hereof and that, as of the date hereof, no Material Adverse Change has occurred since December 31, 2018.  This representation and warranty is given solely as of the date of this agreement and the provisions of Section 12.1(c) of the Credit Agreement do not apply to the representations and warranties in this Section 3.1.

ARTICLE 4
CONDITIONS PRECEDENT TO EFFECTIVENESS OF AGREEMENT

4.1                               Conditions Precedent

This agreement shall not become effective until the following conditions precedent are fulfilled:

(a)                                 the Borrower shall have paid to the Administrative Agent, on behalf of each Lender, the extension fee referred to in Section 5.1; and

(b)                                 this agreement shall be executed and delivered by the Borrower, the Administrative Agent and the Lenders.

ARTICLE 5
MISCELLANEOUS

5.1                               Extension Fee

On the execution and delivery of this agreement, the Borrower shall pay to each Lender an extension fee equal to its respective Individual Commitment multiplied by [REDACTED]% ([REDACTED] basis points) for an aggregate extension fee of $[REDACTED].  Each such payment is non-refundable and fully-earned upon execution of this agreement.

5.2                               Future References to the Credit Agreement

On and after the date of this agreement, each reference in the Credit Agreement to “this agreement”, “hereunder”, “hereof”, or words of like import referring to the Credit Agreement and each reference in any related document to the “Credit Agreement”, “thereunder”, “thereof”, or words of like import referring to the Credit Agreement, shall mean and be a reference to the Credit Agreement as amended hereby.  The Credit Agreement, as amended hereby, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed.

5.3                               Governing Law

This agreement shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein.

5.4                               Enurement

This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

5.5                               Conflict

If any provision of this agreement is inconsistent or conflicts with any provision of the Credit Agreement, the relevant provision of this agreement shall prevail and be paramount.

5.6                               Further Assurances

The Borrower shall do, execute and deliver or shall cause to be done, executed and delivered all such further acts, documents and things as the Agent may reasonably request for the purpose of giving effect to this agreement and to each and every provision hereof.

5.7                               Counterparts

This agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

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IN WITNESS WHEREOF the parties hereto have executed and delivered this agreement on the date first above written.

FORTIS INC.

By:	/s/ Karen Gosse
	Name:	Karen Gosse
	Title:	Vice-President Treasury & Planning

By:	/s/ Regan O’Dea
	Name:	Regan O’Dea
	Title:	Vice President General Counsel - Corporate

THE BANK OF NOVA SCOTIA as Agent

By:	/s/ Clement Yu
	Name:	Clement Yu
	Title:	Director

By:	/s/ Ryan Moonilal
	Name:	Ryan Moonilal
	Title:	Analyst

THE BANK OF NOVA SCOTIA as Lender

By:	/s/ Frank Carson
	Name:	Frank Carson
	Title:	Director

By:	/s/ Annette M. d’Eon
	Name:	Annette M. d’Eon
	Title:	Associate Director

Second Amending Agreement

CANADIAN IMPERIAL BANK OF COMMERCE

By:	/s/ Giovanni Strazzullo
	Name:	Giovanni Strazzullo
	Title:	Executive Director

By:	/s/ Peter A. Mastromarini
	Name:	Peter A. Mastromarini
	Title:	Managing Director

ROYAL BANK OF CANADA

By:	/s/ Timothy P. Murray
	Name:	Timothy P. Murray
	Title:	Authorized Signatory

Second Amending Agreement

BANK OF MONTREAL

By:	/s/ Steven Patchet
	Name:	Steven Patchet
	Title:	Director

THE TORONTO-DOMINION BANK

By:	/s/ David Manii
	Name:	David Manii
	Title:	Director

By:	/s/ Hassan Abbas
	Name:	Hassan Abbas
	Title:	Vice President

NATIONAL BANK OF CANADA

By:	/s/ Gil Herritt
	Name:	Gil Herritt
	Title:	Director

By:	/s/ David Torrey
	Name:	David Torrey
	Title:	Managing Director

Second Amending Agreement

HSBC BANK CANADA

By:	/s/ My Le
	Name:	My Le
	Title:	Director, Global Banking

By:	/s/ Shu Wai Chu
	Name:	Shu Wai Chu
	Title:	Vice President, Global Banking

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD., CANADA BRANCH

By:	/s/ Nirushan Thambirajah
	Name:	Nirushan Thambirajah
	Title:	Vice President, Global Relationship Manager Canadian Corporate Banking

BANK OF AMERICA, N.A., CANADA BRANCH

By:	/s/ Marc Ahlers
	Name:	Marc Ahlers
	Title:	Director

Second Amending Agreement

MORGAN STANLEY BANK, N.A.

By:	/s/ Michael King
	Name:	Michael King
	Title:	Authorized Signatory

FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC

By:	/s/ Michel Voyer
	Name:	Michel Voyer
	Title:	Director, Corporate Banking

By:	/s/ Catherine McCarthy
	Name:	Catherine McCarthy
	Title:	Director, Corporate Banking

WELLS FARGO BANK, NATIONAL ASSOCIATION, CANADIAN BRANCH

By:	/s/ Rajesh Bakhshi
	Name:	Rajesh Bakhshi
	Title:	Vice President

Second Amending Agreement